&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&

          SPECIMEN -- NOT AN OFFICIAL FILING

&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&&



DESCRIPTION:

Live error-free U-1.  NOTIFY tag set to 75300,1012.


RESULTS:

Filing will be accepted. The folowing text should appear below the line stating the receipt and acceptance dates as shown: FILING DATE: dd-Mmm-yy hh:mm. Mailboxes 75300,1012 and 1014 should receive acceptance message.